Exhibit 99.1

	Series 322

	Gross Artwork Sale Proceeds	$600,000.00
(+)	Cash on Balance Sheet	$110.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$600,110.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(24,270.00)
=	Distributable Proceeds to Class A Shares	$575,740.00
(/)	Total Class A Shares Outstanding	23,933 *
=	Distributable Proceeds per Class A Share	24.06
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.20

	Offering period
	Cash Receipt Date	12/27/2023
(-)	Final Offering Close Date	10/12/2023
=	Days from final close to cash receipt	76
(/)	Days of year	365
=	IRR Period (in years)	0.21

	IRR Calculation
	MOIC	1.20
	IRR Period (in years)	0.21
	IRR	142.8%

*Reflects 83 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.